UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Grupo TMM, S.A.B.
(Name of Issuer)
Common Shares, without par value
(Title of Class of Securities)
40051D105
(CUSIP Number)
Susana Lugo
Avenida de la Cúspide, No. 4755
Colonia Parques del Pedregal
14010 México City, México
(525-52) 623-06-10
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
With copies to:
Roman A. Bninski Esq.
Curtis, Mallet-Prevost, Colt & Mosle LLP
101 Park Avenue
New York, NY 10178

December 18, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	40051D105	Page	2	of	14

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) José F. Serrano Segovia

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	Not Applicable

6	CITIZEN OR PLACE OF ORGANIZATION

	United Mexican States

	7	SOLE VOTING POWER

NUMBER OF		36,071,459

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		561,350

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		36,071,459

WITH	10	SHARED DISPOSITIVE POWER

		561,350

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	36,632,809

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	35.9%

14	TYPE OF REPORTING PERSON

	IN

CUSIP No.	40051D105	Page	3	of	14

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Ramón Serrano Segovia

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	Not Applicable

6	CITIZEN OR PLACE OF ORGANIZATION

	United Mexican States

	7	SOLE VOTING POWER

NUMBER OF		4,584,384

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		561,350

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,584,384

WITH	10	SHARED DISPOSITIVE POWER

		561,350

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,145,734

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.0%

14	TYPE OF REPORTING PERSON

	IN

CUSIP No.	40051D105	Page	4	of	14

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Servicios Directivos Servia, S.A. de C.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	Not Applicable

6	CITIZEN OR PLACE OF ORGANIZATION

	United Mexican States

	7	SOLE VOTING POWER

NUMBER OF		560,850

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		560,850

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	560,850

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.5%

14	TYPE OF REPORTING PERSON

	CO

CUSIP No.	40051D105	Page	5	of	14

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Promotora Servia, S.A. de C.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	Not Applicable

6	CITIZEN OR PLACE OF ORGANIZATION

	United Mexican States

	7	SOLE VOTING POWER

NUMBER OF		500

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		560,850

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		500

WITH	10	SHARED DISPOSITIVE POWER

		560,850

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	561,350

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.5%

14	TYPE OF REPORTING PERSON

	CO

Page	6	of	14

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Vex Asesores Corporativos, S.A.P.I. de C.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	Not Applicable

6	CITIZEN OR PLACE OF ORGANIZATION

	United Mexican States

	7	SOLE VOTING POWER

NUMBER OF		28,359,964

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		28,359,964

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	28,359,964

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	27.8%

14	TYPE OF REPORTING PERSON

	CO

Page	7	of	14
Explanatory Note:
     This Amendment No. 8 (this “Eighth Amendment”) updates and supplements the Schedule 13D originally filed in paper format on May 28, 2002, as amended by Amendment No. 1 to Schedule 13D filed on December 29, 2005, Amendment No. 2 to Schedule 13D filed on June 28, 2006, Amendment No. 3 to Schedule 13D filed on July 20, 2006, Amendment No. 4 to Schedule 13D filed on December 21, 2006, Amendment No. 5 filed on June 26, 2007, Amendment No. 6 filed on June 27, 2008, and Amendment No. 7 filed on December 5, 2008 (as amended, the “Schedule 13D”), relating to the nominative common shares, without par value (the “Common Shares”), of Grupo TMM, S.A.B (formerly Grupo Servia, S.A. de C.V. and Grupo TMM, S.A.), a fixed capital corporation (sociedad anónima bursátil) incorporated under the laws of the United Mexican States (the “Issuer”). This Eighth Amendment is being filed jointly by José F. Serrano Segovia, Ramón Serrano Segovia, Promotora Servia, S.A. de C.V., a Mexican corporation (“Promotora”), Servicios Directivos Servia, S.A. de C.V., a Mexican corporation (“Servicios”) and Vex Asesores Corporativos, S.A.P.I. de C.V., a Mexican corporation (“Vex”) (collectively, the “Reporting Persons”), to reflect the acquisition by the Reporting Persons of additional Common Shares (including Common Shares held in the form of ADSs).
     The Schedule 13D is hereby amended as follows:
Item 1. Security and Issuer
     The information in Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:
     The equity securities to which this Eighth Amendment relates are the Common Shares of the Issuer, some of which are held in the form of American Depositary Shares (“ADSs”). Each ADS represents five ordinary participation certificates (“CPOs”), each of which represents a financial interest in one Common Share. ADSs have no voting rights with respect to the underlying Common Shares, and pursuant to the terms of the trust governing the CPOs, the trustee, Nacional Financiera, S.N.C., is required to vote the Common Shares held in the trust in the same manner as the majority of the Common Shares that are not so held and that are voted on the relevant matter.
     The principal executive offices of the Issuer are located at Avenida de la Cúspide, No. 4755, Colonia Parques del Pedregal, 14010 México City, México.
Item 2. Identity and Background
     The information in Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:
     (a) This Eighth Amendment is filed jointly by José F. Serrano Segovia, Ramón Serrano Segovia, Promotora, Servicios and Vex. Promotora is wholly owned by José F. Serrano Segovia and Ramón Serrano Segovia, and Servicios is 99.99% owned by Promotora. José F. Serrano Segovia owns 100% of the voting stock of Vex.
     José F. Serrano Segovia is Chief Executive Officer and Chairman of the Board of each of Promotora, Servicios, and Vex, and Ramón Serrano Segovia is an executive officer of each of Promotora and Servicios and the Vice Chairman of the Board of Promotora. Information with respect to the name, business address and present principal occupation or employment of each other executive officer and director of Promotora, Servicios and Vex, and the name and principal place of business and address of any corporation or other organization in which such employment is conducted is set forth on Schedule A attached hereto and is incorporated herein by reference.

Page	8	of	14
     (b) The business address of José F. Serrano Segovia is Avenida de la Cúspide, No. 4755, Colonia Parques del Pedregal, 14010 México City, México. The business address of Ramón Serrano Segovia is Bosques de Ciruelos #160— 4th floor Colonia Bosques de las Lomas, Delegación Miguel Hidalgo, 11700 Mexico City, Mexico. The business address of each of Promotora, Servicios and Vex is Obrero Mundial #520 Despacho 202, Colonia Narvarte, Delegación Benito Juarez, 03000 México City, México.
     (c) José F. Serrano Segovia is the Chairman of the Board and the Chief Executive Officer of the Issuer and Ramón Serrano Segovia is the First Vice-Chairman of the Board of the Issuer. Each of Promotora and Servicios serves as an investment holding company for José F. Serrano Segovia and Ramón Serrano Segovia. Vex serves as an investment holding company for José F. Serrano Segovia and Profit Holding, S.A. de C.V., a Mexican corporation.
     (d) During the last five years, none of the Reporting Persons nor any other executive officer or director of Promotora, Servicios and Vex has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
     (e) During the last five years, none of the Reporting Persons nor any other executive officer or director of Promotora, Servicios and Vex has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) Each of José F. Serrano Segovia and Ramón Serrano Segovia, and each other executive officer and director of Promotora, Servicios and Vex is a citizen of the United Mexican States.
Item 3. Source and Amount of Funds or Other Consideration
     The information in Item 3 of the Schedule 13D is hereby supplemented as follows:
     On January 6, 2010, Vex acquired 46,797,404 Common Shares for an aggregate subscription price of $41,181,715.53, or $0.88 per Common Share (equivalent to $4.40 per ADS). Vex paid the subscription price for the Common Shares as part of the consideration for its sale to the Issuer of trust certificates with an aggregate face amount of $86,534,781.00 (the “Certificates”) pursuant to a Certificate Purchase Agreement, dated December 18, 2009, between Vex and the Issuer (the “Agreement”), a copy of which is attached hereto as Exhibit 2. The Certificates were issued by a trust created in 2006 by the Issuer and several of its operating subsidiaries (the “Subsidiaries”) as part of a receivables securitization facility (the “Facility”) and are backed by receivables assigned to the trust by the Subsidiaries. The remainder of the consideration Vex received for the Certificates consisted of $27,103,065.52 in cash, a five-year promissory note from the Issuer in the principal amount of $12,250,000.00, and subordinated trust certificates issued under the Facility with a face amount of $6,000,000.00.
     On May 7, 2010, Vex distributed 18,437,440 of the 46,797,404 Common Shares it acquired to various investors who participated in Vex’s purchase of the Certificates from Deutsche Bank AG London (“Deutsche Bank”) in December 2009.
Item 4. Purpose of the Transaction
     The information in Item 4 of the Schedule 13D is hereby supplemented as follows:
     The Reporting Persons acquired the Common Shares described in Item 3 above for investment purposes in connection with the restructuring of the Facility. As part of the restructuring of the Facility, Vex agreed to purchase the Certificates from Deutsche Bank and sell them to the Issuer for the

Page	9	of	14
consideration described in Item 3 above. Upon purchase by the Issuer, the Certificates were delivered to the trustee of the trust for cancellation. In addition, Deutsche Bank agreed to certain amendments to the Facility, including the release from the Facility of certain Subsidiaries and the receivables they generate.
     The transaction between Vex and the Issuer was approved by the Issuer’s board of directors on the basis of a prior approval by the Issuer’s Auditing and Corporate Governance Committee, which received an independent expert’s fairness opinion on the consideration and other terms of the transaction. The increase in the Issuer’s capital stock required for the issuance of the 46,797,404 Common Shares subscribed for by Vex was approved pursuant to a resolution adopted by the Issuer’s shareholders at an extraordinary shareholders’ meeting held on December 15, 2009.
     The Reporting Persons may consider acquiring additional Common Shares either in the open market or in privately negotiated transactions, but will make such investment decisions as they deem appropriate in light of the circumstances existing from time to time. In making such decisions, the Reporting Persons will consider the Issuer’s business, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments and other investment opportunities.
     Except as set forth in this Item 4, the Reporting Persons do not have any current plans or proposals which relate to or would result in any of the matters specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934.
Item 5. Interest in Securities of the Issuer
     The information in Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
     (a) — (b) As of June 25, 2010, based on information provided by the Issuer (which disclosed that 101,994,641 Common Shares were outstanding as of June 22, 2010, of which 40,368,040 were held in the form of ADSs), the aggregate number and percentage of Common Shares beneficially owned by all of the Reporting Persons is 41,217,193 (40.4%). As of June 25, 2010, the number and percentage beneficially owned by each Reporting Person are as follows:
          (i) José F. Serrano Segovia beneficially owns 36,632,809 Common Shares (35.9%). José F. Serrano Segovia has the sole power to vote and dispose of 36,071,459 Common Shares (35.4%), including 28,359,964 Common Shares (27.8%) beneficially owned by Vex, over which he exercises sole voting control. José F. Serrano Segovia may also be deemed the beneficial owner of 561,350 Common Shares (0.5%) beneficially owned by Promotora by virtue of his joint control of Promotora with Ramón Serrano Segovia;
          (ii) Ramón Serrano Segovia beneficially owns 5,145,734 Common Shares (5.0%). Ramón Serrano Segovia has the sole power to vote and dispose of 4,584,384 Common Shares (4.5%). Ramón Serrano Segovia may also be deemed the beneficial owner of 561,350 Common Shares (0.5%) beneficially owned by Promotora by virtue of his joint control of Promotora with José F. Serrano Segovia;
          (iii) Servicios beneficially owns, and has the sole power to vote and dispose of 560,850 Common Shares (0.5%);
          (iv) Promotora beneficially owns 561,350 Common Shares (0.5%), consisting of 560,850 Common Shares which it has the shared power to vote and dispose of by virtue of its ownership of 99.99% of Servicios and 500 Common Shares of which Promotora has the sole power to vote and dispose; and
          (v) Vex beneficially owns 28,359,964 Common Shares (27.8%).

Page	10	of	14
     (c) The information under Item 3 of this Eighth Amendment is incorporated herein by reference. Except as described in Item 3, neither the Reporting Persons nor any other executive officers or directors of Promotora, Servicios or Vex effected any transactions in Common Shares (including Common Shares which are held in the form of ADSs) during the past sixty days.
     (d) Not applicable.
     (e) Not applicable.
Item 7. Material to Be Filed as Exhibits
     1. Agreement relating to the joint filing of this statement on Schedule 13D/A dated June 25, 2010.
     2. Certificate Purchase Agreement, dated December 18, 2009, between Vex and the Issuer (including English translation).

Page	11	of	14
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: June 25, 2010

/s/ José F. Serrano Segovia
José F. Serrano Segovia

/s/ Ramón Serrano Segovia
Ramón Serrano Segovia

PROMOTORA SERVIA, S.A. de C.V.
/s/ José F. Serrano Segovia
By: José F. Serrano Segovia
Its:	Chairman of the Board and Chief Executive Officer

SERVICIOS DIRECTIVOS SERVIA, S.A de C.V.
/s/ José F. Serrano Segovia
By: José F. Serrano Segovia
Its:	Chairman of the Board and Chief Executive Officer

VEX ASESORES CORPORATIVOS, S.A.P.I. DE C.V.
/s/ José F. Serrano Segovia
By: José F. Serrano Segovia
Its:	Chairman of the Board and Chief Executive Officer

Page	12	of	14
Schedule A
Directors and Executive Officers
of
Promotora Servia, S.A. de C.V.,
Servicios Directivos Servia, S.A. de C.V.
and
Vex Asesores Corporativos, S.A.P.I. de C.V.

Present Principal Occupation
Name	Business Address	and Address
Susana Lugo Zamora	Obrero Mundial #520 Despacho 202,	Finance Manager
(Executive Officer)	Colonia Narvarte,	Vex Asesores Corporativos, S.A.P.I. de C.V.
	Delegación Benito Juárez,	Promotora Servia, S.A. de C.V.
	03000 México City, México	Servicios Directivos Servia, S.A. de C.V.
Same address as Business Address

Page	13	of	14
Exhibit Index
Document
1. Agreement relating to the joint filing of this statement on Schedule 13D/A dated June 25, 2010.
2. Certificate Purchase Agreement, dated December 18, 2009, between Vex and the Issuer (including English translation).